UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. GOLD CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

912023207
(CUSIP Number)

Robert J. (Don) MacDonald	Copy to:
Senior Vice President and	Christopher Barry, Esq.
Chief Financial Officer	U.S. Bank Centre
NovaGold Resources Inc.	1420 Fifth Avenue, Suite 3400
P.O. Box 24	Seattle, Washington 98101
Suite 2300 - 200 Granville Street	(206) 903-8800
Vancouver, British Columbia V6C 1S4
Canada
(604) 669-6227

______________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. 912023207

1	NAMES OF REPORTING PERSONS NovaGold Resources Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER 5,374,544

8	SHARED VOTING POWER -0-

9	SOLE DISPOSITIVE POWER 5,374,544

10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,374,544

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%

14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “U.S. Gold Common Stock”), of U.S. Gold Corporation (“U.S. Gold”). The address of the principal executive office of U.S. Gold is 2201 Kipling Street, Suite 100, Lakewood, Colorado 80215.

Item 2. Identity and Background.

     (a) The name of the person filing this statement is NovaGold Resources Inc., a Nova Scotia corporation (“NovaGold”).

     (b) The address of the principal executive office of NovaGold is P.O. Box 24, Suite 2300 - 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada. The business address of each of NovaGold’s directors and executive officers is set forth on Schedule A.1

     (c) NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of NovaGold’s directors and executive officers, as of the date hereof.

     (d) and (e) During the last five years neither NovaGold, nor to NovaGold’s knowledge, any person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) NovaGold is a Nova Scotia corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3. Source and Amount of Funds or Other Consideration.

     NovaGold obtained the funds to make the purchases described herein from its working capital. No funds were borrowed by NovaGold in order to complete the transactions described herein.

Item 4. Purpose of Transaction.

     NovaGold purchased 5,374,544 shares of U.S. Gold Common Stock in separate private transactions that closed simultaneously on July 27, 2005. In the past, NovaGold had discussions

[1]
Please confirm that there are no other persons, including significant shareholders, who may directly or indirectly control the management and policies of NovaGold. Such persons, if any, will need to be included in Schedule A.

with U.S. Gold relating to the acquisition of U.S. Gold or engaging in a joint venture with U.S. Gold’s Tonkin Springs mine in Nevada and had similar discussions with Romarco Minerals Inc. subsequent to June 23, 2005. While NovaGold has no current proposals to acquire U.S. Gold or enter into joint ventures with U.S. Gold, NovaGold reserves the right to make such proposals in the future or may make further acquisitions or dispositions of the securities of U.S. Gold at any time.

     On June 23, 2005, U.S. Gold, Romarco Minerals Inc. and Western Goldfields, Inc. announced their intent to merge the companies. Although the proposed merger involves parties unrelated to NovaGold, NovaGold may engage in communication with respect to the terms and conditions of the proposed merger with U.S. Gold and other stockholders of U.S. Gold or with other third parties, including U.S. Gold’s proposed merger partners or their affiliates. On July 29, 2005 U.S. Gold announced the termination of the merger with Romarco.

     Except as otherwise described herein, none of NovaGold or the persons listed on Schedule A have any current plans of proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) NovaGold is the beneficial owner of 5,374,544 shares of U.S. Gold Common Stock disclosed in this statement on Schedule 13D. To the knowledge of NovaGold, such U.S. Gold Common Stock constitutes approximately 26.3% of the issued and outstanding shares of U.S. Gold Common Stock, based on 20,457,010 shares of U.S. Gold Common Stock outstanding as of May 13, 2005. NovaGold has sole power to vote and sole power to dipose of the 5,374,544 shares of Common Stock.

     (c) Neither NovaGold nor, to the knowledge of NovaGold, any person named in Schedule A, has effected any transaction in U.S. Gold Common Stock during the past 60 days.

     (d) - (e) Not applicable. 2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the knowledge of NovaGold, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D or between such persons and any other person with respect to the

[2] Items 5(d) and (e) state the following:
(d)
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

securities of U.S. Gold, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2005

NOVAGOLD RESOURCES INC.

By: /s/ Robert J. MacDonald
Name: Robert J. (Don) MacDonald
Title: Senior VP & CFO

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF NOVAGOLD RESOURCES INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NovaGold. Unless otherwise indicated below, the business address of each such person is P.O. Box 24, Suite 2300 - 200 Granville Street, Suite 2300, Vancouver, British Columbia, V6C 1S4, Canada.

Board of Directors

Name and Title	Present Principal Occupation	Citizenship

George Brack	President of Macquarie North American Ltd.	Canadian
Director	Four Bentall Centre, Suite 2664-1055
Dunsmuir St., PO Box 49183,
Vancouver, BC, V7X 1K8

Michael H. Halvorson	President of Halcorp Capital Ltd.	Canadian
Director	7928 Rowland Road, Edmonton, AB,
T6A 3W1

Gerald J. McConnell	President and Chief Executive	Canadian
Director	Officer of Etruscan Resources Inc.
PO Box 2020, 48 Gerrish St.,
Windsor, Nova Scotia, B0N 2T0

Cole McFarland	Retired Businessman	American
Director	188 Lost River Drive, Palm Desert,
CA 92211, USA

Clynton R. Nauman	Chief Executive Officer of Alexco Resource Corp. and Asset Liability	American
Director	Management Group ULC
#900 – 570 Granville St., Vancouver,
BC, V6C 3P1

James Philip	President of Clan Chatton Finance Ltd.	Canadian
Director	Suite 1488-700 West Georgia St.,
Vancouver, BC, V7Y 1A1

Rick Van Nieuwenhuyse	President, Chief Executive Officer, and Director of NovaGold	American
Director

Executive Officers Who Are Not Directors

Title and Present
Name	Principal Occupation	Citizenship

Robert J. (Don) MacDonald	Senior Vice-President, Chief Financial	Canadian
Officer and Secretary of NovaGold